As filed with the Securities and Exchange Commission on April 7, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02918C100

(CUSIP Number of Class of Securities)

Nicholas S. Schorsch
Executive Chairman of the Board of Directors
405 Park Avenue
New York, New York
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036-8299 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4242 Tel: (312) 962-3567 Fax: (312) 962-3551

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee(b)
$150,000,000	$19,320

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 13,636,364 shares of common stock of American Realty Capital Healthcare Trust, Inc. at a price of $11.00 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2014, equals $128.80 per million dollars of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration No:	N/A
Filing Party:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by American Realty Capital Healthcare Trust, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase up to 13,636,364 shares of its common stock, par value $0.01 per share (the “Shares”), at a price of $11.00 per Share (net to the tendering stockholder in cash, less any applicable withholding taxes and without interest). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2014, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated by reference in answer to Items 1 through 9 and 11 of this Tender Offer Statement on Schedule TO. Item 10 is not applicable.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
By: /s/ Thomas P. D’Arcy Name: Thomas P. D’Arcy Title: Chief Executive Officer

Dated: April 7, 2014

Exhibit List

(a)(i)	Offer to Purchase, dated April 7, 2014.
(a)(ii)	Letter of Transmittal.
(a)(iii)	Notice of Guaranteed Delivery.
(a)(iv)	Letter to Stockholders of the Company (other than DTC Participants).
(a)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants.
(a)(vi)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(vii)	Notice of Withdrawal of Tender for Individual Investors.
(a)(viii)	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.
(a)(ix)	Press Release, dated April 7, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(a)(x)	Advertisement in the Wall Street Journal, dated April 7, 2014.
(b)(i)	First Amended and Restated Senior Unsecured Credit Agreement, dated as of July 24, 2013, by and among American Realty Capital Healthcare Trust Operating Partnership, L.P., Keybank National Association, and the other lenders and agents party thereto (previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 12, 2013, and incorporated by reference herein).
(b)(ii)	First Amendment to the First Amended and Restated Senior Unsecured Credit Agreement, dated as of January 23, 2014, by and among American Realty Capital Healthcare Trust Operating Partnership, L.P., Keybank National Association, and the other lenders and agents party thereto (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(b)(iii)	Second Amendment to the First Amended and Restated Senior Unsecured Credit Agreement, dated as of April 7, 2014, by and among American Realty Capital Healthcare Trust Operating Partnership, L.P., Keybank National Association, and the other lenders and agents party thereto (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(b)(iv)	Listing Note Agreement, dated April 7, 2014, by and between American Realty Capital Healthcare Trust Operating Partnership and American Realty Capital Healthcare Special Limited Partnership, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(i)	Stock Option Plan (previously filed as an exhibit to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11/A filed with the SEC on January 14, 2011, and incorporated by reference herein).
(d)(ii)	Restricted Share Plan (previously filed as an exhibit to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11/A filed with the SEC on January 14, 2011, and incorporated by reference herein).
(d)(iii)	First Amendment to Employee and Director Incentive Restricted Share Plan, dated as of April 7, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(iv)	Third Amended and Restated Advisory Agreement (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(v)	2014 Advisor Multi-Year Outperformance Agreement, dated April 7, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(vi)	Distribution Reinvestment Plan (previously filed as Appendix A to the Form S-3D filed with the SEC on April 12, 2013, and incorporated by reference herein).

(d)(vii)	First Amendment to Distribution Reinvestment Plan, adopted on March 30, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(viii)	Second Amended and Restated Agreement of Limited Partnership of American Realty Capital Healthcare Trust Operating Partnership, L.P., dated April 7, 2014 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(d)(ix)	Contribution and Exchange Agreement dated as of April 7, 2014 by and between American Realty Capital Healthcare Trust Operating Partnership, L.P. and American Realty Capital Healthcare Trust Advisors, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2014 and incorporated herein by reference).
(g)	None.
(h)	None.